Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended
September 30, 2011

Income available to common stockholders	$2,018

Weighted average shares outstanding	66,961

Basic earnings per share	$0.03

Income for diluted earnings per share	$2,018

Total weighted average common shares and equivalents outstanding for diluted computation	66,961

Diluted earnings per share	$0.03